UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Healthcare AI Acquisition Corp.

(Name of Issuer)

Class A Ordinary Shares

(Title of Class of Securities)

G4373K109

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Healthcare AI Acquisition, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 2,605,770(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 2,605,770(1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,605,770(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 44.24%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)

Represents (i) 2,105,770 Class A ordinary shares held directly by the Reporting Person and (ii) 500,000 Class A ordinary shares acquirable upon consummation of the Issuer’s initial business combination in exchange for the surrender for cancellation by the Reporting Person of its 11,124,960 private placement warrants to acquire Class A ordinary shares upon payment of $11.50 per share (“Private Placement Warrants”), commencing 30 days after completion of the Issuer’s initial business combination.

(2)

Calculated based on (i) 5,390,599 Class A shares, outstanding as of November 14, 2023 as disclosed in the Issuer’s 10-Q/A, filed on December 4, 2023 and (ii) 500,000 Class A ordinary shares issuable in exchange for the surrender for cancellation of the 11,124,960 Private Placement Warrants beneficially owned by the Reporting Person.

Item 1(a).	Name of Issuer

Healthcare AI Acquisition Corp. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

190 Elgin Avenue George Town, Cayman Islands KY1-9008

Item 2(a).	Names of Persons Filing

This statement is filed by Healthcare AI Acquisition, LLC, referred to herein as the “Reporting Person”:

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

190 Elgin Avenue George Town, Cayman Islands KY1-9008

Item 2(c).	Citizenship

See response to Item 4 on the cover page.

Item 2(d).	Title of Class of Securities

Class A Ordinary Shares

Item 2(e).	CUSIP Number

G4373K109

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.

Ownership

(a)   Amount beneficially owned:

See response to Item 9 on the cover page.

(b)  Percent of Class:

See response to Item 11 on the cover page.

(c)   Number of shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote:

See response to Item 5 on the cover page.

(ii)  Shared power to vote or to direct the vote:

See response to Item 6 on the cover page.

(iii)  Sole power to dispose or to direct the disposition of:

See response to Item 7 on the cover page.

(iv) Shared power to dispose or to direct the disposition of:

See response to Item 8 on the cover page.

The reported securities are held directly by Healthcare AI Acquisition, LLC (the “Sponsor”). The Sponsor is governed by a five-member board of managers composed of Simon Cottle, Patrick Hargutt, Arya Bolurfrushan, GTCS Directors Limited and GTCS Management Limited. Each manager has one vote, and the approval of a majority of the managers is required to approve an action of the Sponsor. As such, each manager disclaims beneficial ownership of the reported securities. The filing of this Statement shall not be construed as an admission that the Reporting Person or any of the managers is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2024

Healthcare AI Acquisition, LLC

By:	Patrick Hargutt
Name: Patrick Hargutt
Title: Member